Filed by Baltic Trading Limited
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934
Subject Company: Baltic Trading Limited
Form S-4 File No.: 333-203822

Baltic Trading Limited
299 Park Avenue, 12th Floor
New York, New York 10171

TIME IS SHORT
PLEASE VOTE YOUR PROXY TODAY

June 25, 2015

Dear Shareholder:

According to our latest records, we have not received your voting instructions for the Annual Meeting of Shareholders of Baltic Trading Limited ("Baltic Trading") to be held on Friday, July 17, 2015. Your vote is extremely important, no matter how many shares you hold.

For the reasons set forth in the joint proxy statement/prospectus, dated June 15, 2015, the Board of Directors of Baltic Trading unanimously recommends (with Peter C. Georgiopoulos abstaining as to the recommendation regarding the merger agreement and the merger because he also serves as a director of Genco) that Baltic Trading shareholders vote "FOR" the approval and adoption of the merger agreement and approval of the merger, "FOR" the Baltic Trading directors proposal, "FOR" the Baltic Trading accountant proposal, "FOR" the Baltic Trading merger-related compensation proposal and "FOR" the adjournment proposal, if necessary or appropriate, to solicit additional proxies in favor of the approval and adoption of the merger agreement and approval of the merger.

Please vote via the internet at www.proxyvote.com as soon as possible or alternatively, please sign, date, and return the enclosed proxy card.

If you need assistance voting your shares, please call D.F. King toll-free at (212) 269-5550. On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

John C. Wobensmith President and Chief Financial Officer

Important Information for Investors and Shareholders

In connection with the proposed transaction between Genco Shipping & Trading Limited (“Genco”) and Baltic Trading, Genco and Baltic Trading intend to file relevant materials with the SEC, including a Genco registration statement on Form S-4 originally filed on May 4, 2015 that includes a joint proxy statement of Genco and Baltic Trading that also constitutes a prospectus of Genco. The definitive joint proxy statement/prospectus was first mailed to shareholders of Genco and Baltic Trading on or about June 17, 2015. INVESTORS AND SECURITY HOLDERS OF GENCO AND BALTIC TRADING ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GENCO, BALTIC TRADING AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, the definitive joint proxy statement/prospectus, and other documents filed with the SEC by Genco and Baltic Trading through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Genco (when available) will be available free of charge on Genco’s internet website at www.gencoshipping.com. Copies of the documents filed with the SEC by Baltic Trading (when available) will be available free of charge on Baltic Trading’s internet website at www.baltictrading.com.